Exhibit 23.1

Independent Auditors’ Consent

To the Members of

    Central New York Oil and Gas Company, LLC and

    eCorp Marketing, LLC

We consent to the incorporation by reference in the registration statement on Form S-8 of Inergy Holdings L.P. to be filed on or about August 31, 2005 of our report dated May 13, 2005 except for the last paragraph of Note 6 as to which the date is August 9, 2005, with respect to the combined balance sheets of Central New York Oil and Gas Company, LLC and eCorp Marketing, LLC (the “Companies”) as of December 31, 2004, 2003 and 2002 and the related combined statements of operations, changes in members’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in this Form 8-K/A of Inergy Holdings L.P. dated August 31, 2005.

Our report contains an explanatory paragraph that states that there have been various legal proceedings and claims between the Companies and other parties. Subsequent to December 31, 2004, the Companies entered into various release and settlement agreements resolving these disputes. In addition on July 8, 2005, the Companies entered into a purchase agreement whereby the members’ equity interest of the Companies were acquired by entities owned or controlled by Inergy, L.P. The transaction was consummated on August 9, 2005.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

August 31, 2005